SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)*

Schedule 13E-3

Rule 13E-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
(Amendment No. 2)

OpticNet, Inc.

(Name of Subject Company (Issuer))

Opto Acquisition Sub, Inc. (Offeror)
BEI Technologies, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

683868 10 3
(CUSIP Number of Class of Securities)

Robert R. Corr
Vice President and Controller
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
Tel: (415) 956-4477
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher A. Westover, Esq.
Virginia C. Edwards, Esq.
Jason S. Throne, Esq.
Cooley Godward LLP
One Maritime Plaza, Floor 20
San Francisco, CA 94111
Tel: (415) 693-2000
Fax: (415) 951-3699

     ☐ Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

* This final amendment also constitutes an amendment to the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the filing of this amendment to the Schedule 13D.

Items 1-9, Item 11 and Item 13.
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURES
INDEX TO EXHIBITS
Exhibit (a)(14)

CUSIP NO	683868 10 3	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

BEI Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7 SOLE VOTING POWER 100 8 SHARED VOTING POWER 0 shares 9 SOLE DISPOSITIVE POWER 100 10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

100%

14	TYPE OF REPORTING PERSON

CO

          This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement and Schedule 13e-3 Transaction Statement filed under cover of Schedule TO on August 18, 2003, as amended by Amendment No. 1 filed on September 12, 2003, by Amendment No. 2 filed on October 10, 2003, by Amendment No. 3 filed on November 5, 2003 and by Amendment No. 4 filed on November 21, 2003 (as amended, the “Schedule TO”), by Opto Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation (“BEI”), and BEI. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.0001 per share, of OpticNet, Inc., a Delaware corporation (“OpticNet”), at a purchase price of $0.04 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2003, and in the Letter of Transmittal, each as amended (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the amended Offer to Purchase and amended Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to Amendment No. 4 to the Schedule TO filed on November 21, 2003. The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, is hereby incorporated by reference in response to all items of the Schedule TO including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Items 1-9, Item 11 and Item 13.

          The information set forth in the Offer to Purchase, including Schedule I thereto, and the Letter of Transmittal, are hereby incorporated by reference in answer to Items 1-9, 11 and 13 of this Schedule TO. Items 1-9, 11 and 13 are hereby amended and supplemented as follows:

          The Offer expired at 12:00 midnight, New York City time, on Monday, December 22, 2003. The Purchaser has been advised by Mellon Investor Services LLC, the Depositary for the Offer, that 5,367,235 shares of OpticNet common stock were validly tendered and not withdrawn prior to the expiration of the Offer. Following the expiration of the Offer, the Purchaser accepted for payment all shares of OpticNet common stock that were validly tendered and not withdrawn prior to the expiration of the Offer according to the terms of the Offer, and the Purchaser will promptly pay for such shares. Prior to the completion of the merger of Purchaser with and into OpticNet, including the shares of OpticNet common stock validly tendered and not withdrawn prior to the expiration of the Offer, Purchaser owned more than 90% of the total outstanding shares of OpticNet common stock.

          BEI completed the acquisition of OpticNet as a wholly owned subsidiary through the merger of the Purchaser with and into OpticNet promptly after the completion of the Offer in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of OpticNet. Pursuant to the terms of the Merger Agreement dated as of July 1, 2003 among BEI, OpticNet and the Purchaser, previously filed as Exhibit (d)(1) to this Schedule TO (the “Merger Agreement”), all remaining publicly held shares of OpticNet common stock (other than shares held by OpticNet stockholders who properly exercise their appraisal or dissenters’ rights under applicable Delaware and California law) will be acquired for $0.04 per share, without interest, in the merger.

          On December 23, 2003, BEI issued a press release announcing the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(14) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.

Item 10. Financial Statements

          Not Applicable.

Item 12. Exhibits

(a)(1)	Offer to Purchase, dated August 18, 2003.	(i)
(a)(1)(i)	Offer to Purchase, dated October 10, 2003.	(i)
(a)(1)(ii)	Offer to Purchase, dated November 5, 2003.	(i)
(a)(1)(iii)	Offer to Purchase, dated November 21, 2003.	(i)
(a)(2)	Form of Letter of Transmittal	(i)
(a)(3)	Form of Notice of Guaranteed Delivery	(i)
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees	(i)
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	(i)
(a)(6)	Joint Press Release issued by BEI Technologies, Inc. and OpticNet, Inc. on July 1, 2003.	(ii)
(a)(7)	Text of Press Release issued by BEI Technologies, Inc. on September 12, 2003.	(i)
(a)(8)	Press Release issued by BEI Technologies, Inc. on April 23, 2003.	(iii)
(a)(9)	Disclosure concerning the intent to acquire OpticNet common stock contained in Note 5 to BEI’s financial statements for the period ended March 29, 2003.	(iv)
(a)(10)	Item 4 (The Solicitation or Recommendation) of OpticNet’s Amendment No. 1 to Schedule 14D-9.	(v)
(a)(11)	Text of Press Release issued by BEI Technologies, Inc. on October 10, 2003.	(i)
(a)(12)	Text of Press Release issued by BEI Technologies, Inc. on November 5, 2003.	(i)
(a)(13)	Text of Press Release issued by BEI Technologies, Inc. on November 21, 2003.	(i)
(a)(14)	Text of Press Release issued by BEI Technologies, Inc. on December 23, 2003.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates dated July 1, 2003.	(i)
(c)(2)	OpticNet, Inc. Internal Technology Fair Market Valuation by American Appraisal Associates as of November 15, 2002.	(i)
(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc. and OpticNet, Inc.	(i)
(f)(1)	Appraisal Rights and Dissenters’ Rights	(i)
(g)	Not applicable.
(h)	Not applicable.

(i)	Previously filed.

(ii)	Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.

(iii)	Incorporated by reference to the Current Report on Form 8-K filed by BEI on April 23, 2003.

(iv)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by BEI on May 1, 2003.

(v)	Incorporated by reference to the above-referenced Item 4 in Amendment No. 2 to Schedule 14D-9 filed by OpticNet, Inc. on November 5, 2003.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTO ACQUISITION SUB, INC.

By: /s/ ROBERT R. CORR

Name: Robert R. Corr
Title: Treasurer and Secretary

BEI TECHNOLOGIES, INC.

By: /s/ ROBERT R. CORR

Name: Robert R. Corr
Title: Treasurer, Controller and Secretary

Dated: December 23, 2003

INDEX TO EXHIBITS

(a)(1)	Offer to Purchase, dated August 18, 2003.	(i)
(a)(1)(i)	Offer to Purchase, dated October 10, 2003.	(i)
(a)(1)(ii)	Offer to Purchase, dated November 5, 2003.	(i)
(a)(1)(iii)	Offer to Purchase, dated November 21, 2003.	(i)
(a)(2)	Form of Letter of Transmittal	(i)
(a)(3)	Form of Notice of Guaranteed Delivery	(i)
(a)(4)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees	(i)
(a)(5)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	(i)
(a)(6)	Joint Press Release issued by BEI Technologies, Inc. and OpticNet, Inc. on July 1, 2003.	(ii)
(a)(7)	Text of Press Release issued by BEI Technologies, Inc. on September 12, 2003.	(i)
(a)(8)	Press Release issued by BEI Technologies, Inc. on April 23, 2003.	(iii)
(a)(9)	Disclosure concerning the intent to acquire OpticNet common stock contained in Note 5 to BEI’s financial statements for the period ended March 29, 2003.	(iv)
(a)(10)	Item 4 (The Solicitation or Recommendation) of OpticNet’s Amendment No. 1 to Schedule 14D-9.	(v)
(a)(11)	Text of Press Release issued by BEI Technologies, Inc. on October 10, 2003.	(i)
(a)(12)	Text of Press Release issued by BEI Technologies, Inc. on November 5, 2003.	(i)
(a)(13)	Text of Press Release issued by BEI Technologies, Inc. on November 21, 2003.	(i)
(a)(14)	Text of Press Release issued by BEI Technologies, Inc. on December 23, 2003.
(b)	Not applicable.
(c)(1)	Opinion of American Appraisal Associates dated July 1, 2003.	(i)
(c)(2)	OpticNet, Inc. Internal Technology Fair Market Valuation by American Appraisal Associates as of November 15, 2002.	(i)
(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI Technologies, Inc., Opto Acquisition Sub, Inc. and OpticNet, Inc.	(i)
(f)(1)	Appraisal Rights and Dissenters’ Rights	(i)
(g)	Not applicable.
(h)	Not applicable.

(i)	Previously filed.

(ii)	Incorporated by reference to Schedule TO-C filed by BEI on July 1, 2003.

(iii)	Incorporated by reference to the Current Report on Form 8-K filed by BEI on April 23, 2003.

(iv)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by BEI on May 1, 2003.

(v)	Incorporated by reference to the above-referenced Item 4 in Amendment No. 2 to Schedule 14D-9 filed by OpticNet, Inc. on November 5, 2003.